SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

(AMENDMENT NO. 1)

TENDER OFFER STATEMENT UNDER SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ORBITAL SCIENCES CORPORATION

(Name of Subject Company and Person Filing)

Options to Purchase Common Stock, Par Value $.01 Per Share, Having an Exercise Price
Greater than $12.25 Granted Under the Orbital Sciences Corporation 1997 Stock Option
and Incentive Plan and the Orbital Sciences Corporation 1990 Stock Option Plan
(Title of Class of Securities)

685564106
(CUSIP Number of Class of Securities
Underlying Common Stock)

David W. Thompson
Chairman and Chief Executive Officer
Orbital Sciences Corporation
21839 Atlantic Boulevard
Dulles, Virginia 20166
(703) 406-5000
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copy to:
Eve N. Howard, Esq.
James E. Showen, Esq.
Hogan & Hartson L.L.P.
555 Thirteenth St., N.W.
Washington, D.C. 20004-1109
(202) 637-5600

CALCULATION OF FILING FEE

Transaction valuation (1)	Amount of filing fee (2)

$791,177.05	$72.79

(1)	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,360,207 shares of common stock of Orbital Sciences Corporation, having an aggregate value of $791,177.05 as October 7, 2002, will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. Such options include options granted since May 7, 2002 which option holders participating in the exchange must tender to the extent that the exercise prices of those options are lower than the lowest exercise price of any other options tendered by the option holder. The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended.

(2)	Previously paid.

[ ]	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing party:	Not applicable.

Form or Registration No.:	Not applicable	Date filed:	Not applicable.

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [  ]

         This Amendment No. 1 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed by Orbital Sciences Corporation (the “Company”) with the Securities and Exchange Commission on October 8, 2002, relating to the offer by the Company to exchange all options outstanding under the Orbital Sciences Corporation 1997 Stock Option and Incentive Plan (the “1997 Option Plan”) and the Orbital Sciences Corporation 1990 Stock Option Plan to purchase shares of the Company’s common stock, par value $.01 per share (the “Common Stock”), that have an exercise price greater than $12.25 per share and are held by regular full and part-time employees for new options to purchase shares of Common Stock to be granted under the 1997 Option Plan, upon the terms and subject to the conditions described in the Offer to Exchange, dated October 8, 2002, and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Exchange, as they may be amended from time to time, the “Offer”).

Item 1. Summary Term Sheet.

         Item 1 is hereby amended and restated as follows:

         The information set forth under “Summary Term Sheet” in the Offer to Exchange, dated October 8, 2002 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 4. Terms of the Transaction.

         Item 4 is hereby amended to add the following supplemental information:

         (a)  The information set forth in the Memorandum regarding Amendment of Offer to Exchange, dated November 6, 2002 and attached hereto as Exhibit (a)(7), is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

         Item 6 is hereby amended to add the following supplemental information:

         (c)  The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) and Section 9 (“Information Concerning Orbital Sciences Corporation”) is incorporated herein by reference. The Company does not have any plans, proposals or negotiations that would result in any of the transactions, changes or events described in Item 1006(c) of Regulation M-A except as disclosed.

Item 10. Financial Statements.

         Item 10 is hereby amended to add the following supplemental information:

         (a)  The information set forth in the Memorandum regarding Amendment of Offer to Exchange, dated November 6, 2002 and attached hereto as Exhibit (a)(7), and pages 1 through 13 of the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2002 are incorporated herein by reference.

Item 12. Exhibits.

(a)	(1)	Offer to Exchange, dated October 8, 2002.*

	(2)	Form of Letter of Transmittal.*

	(3)	Form of Letter to Eligible Option Holders.*

	(4)	Form of Letter to Tendering Option Holders.*

	(5)	Orbital Sciences Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on March 27, 2002 and incorporated herein by reference.

	(6)	Orbital Sciences Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2002, filed with the Securities and Exchange Commission on July 29, 2002 and incorporated herein by reference.

	(7)	Memorandum regarding Amendment of Offer to Exchange, dated November 6, 2002.

	(8)	Orbital Sciences Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 5, 2002 and incorporated herein by reference.

(b)		Not applicable.

(d)	(1)	Orbital Sciences Corporation 1997 Stock Option and Incentive Plan. Filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2002, filed with the Securities and Exchange Commission on May 3, 2002 and incorporated herein by reference.

	(2)	Form of Option Agreement Pursuant to the Orbital Sciences Corporation 1997 Stock Option and Incentive Plan.*

(g)		Not applicable.

(h)		Not applicable.

*	Previously filed.

SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

Orbital Sciences Corporation

/s/ David W. Thompson
David W. Thompson Chairman and Chief Executive Officer

Date: November 6, 2002

Index to Exhibits

Exhibit
Number	Description

(a)(1)	Offer to Exchange, dated October 8, 2002.*

(a)(2)	Form of Letter of Transmittal.*

(a)(3)	Form of Letter to Eligible Option Holders.*

(a)(4)	Form of Letter to Tendering Option Holders.*

(a)(5)	Orbital Sciences Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on March 27, 2002 and incorporated herein by reference.

(a)(6)	Orbital Sciences Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2002, filed with the Securities and Exchange Commission on July 29, 2002 and incorporated herein by reference.

(a)(7)	Memorandum regarding Amendment of Offer to Exchange, dated November 6, 2002.

(a)(8)	Orbital Sciences Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 5, 2002 and incorporated herein by reference.

(d)(1)	Orbital Sciences Corporation 1997 Stock Option and Incentive Plan. Filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2002, filed with the Securities and Exchange Commission on May 3, 2002 and incorporated herein by reference.

(d)(2)	Form of Option Agreement Pursuant to the Orbital Sciences Corporation 1997 Stock Option and Incentive Plan.*

*	Previously filed.